UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Annual General Meeting Results

On June 1, 2023, VectivBio Holding AG (the “Company”) held its 2023 annual general meeting of shareholders (the “AGM”). Shareholders registered as shareholders with voting rights in the share register of the Company as of May 2, 2023, at 10:00 p.m. CEST / 4:00 p.m. EDT were entitled to vote at the AGM. At the AGM, the holders of a total of 46,290,739 votes of the Company’s ordinary shares were represented, of which 41,297,176 votes were represented by the independent proxy and 4,993,563 votes were represented by shareholders or their proxies.

The following are the voting results for the proposals considered and voted upon at the AGM, each of which, other than Agenda Item 9, required the absolute majority of the votes represented at the AGM. Agenda Item 9 required approval by a qualified majority of two thirds of the votes represented at the AGM:

Agenda Item 1: 2022 Statutory Financial Statements and Consolidated Financial Statements; 2022 Compensation Report

Agenda Item 1.1: Approval of the 2022 Statutory Financial Statements and Consolidated Financial Statements

For	Against	Abstain
46,261,826	5,406	23,507

Agenda Item 1.2: Advisory Vote on the 2022 Compensation Report

For	Against	Abstain
30,926,952	14,750,403	613,384

Agenda Item 2: Appropriation of 2022 Financial Results

For	Against	Abstain
46,277,066	1,166	12,507

Agenda Item 3: Discharge of the Board of Directors and of the Executive Committee

For	Against	Abstain
44,495,822	48,579	738,313

Agenda Item 4: Re-election of the Chairman and the Other Members of the Board of Directors (on an individual basis)

Agenda Item 4.1: Re-election of Thomas Woiwode (as Chairman and member of the Board of Directors)

For	Against	Abstain
46,267,512	19,256	3,971

Agenda Item 4.2: Re-election of Sandip Kapadia

For	Against	Abstain
36,699,613	9,586,030	5,096

Agenda Item 4.3: Re-election of Paul Rutherford Carter

For	Against	Abstain
46,266,387	20,381	3,971

Agenda Item 4.4: Re-election of Luca Santarelli

For	Against	Abstain
46,271,036	14,606	5,097

Agenda Item 4.5: Re-election of Hans Schikan

For	Against	Abstain
36,828,405	9,457,238	5,096

Agenda Item 4.6: Re-election of Murray Willis Stewart

For	Against	Abstain
46,266,467	20,301	3,971

Agenda Item 4.7: Re-election of Wouter Joustra

For	Against	Abstain
46,266,303	19,340	5,096

Agenda Item 5: Re-election of the Members of the Compensation Committee (on an individual basis)

Agenda Item 5.1: Re-election of Paul Rutherford Carter

For	Against	Abstain
46,268,967	14,176	7,596

Agenda Item 5.2: Re-election of Murray Willis Stewart

For	Against	Abstain
46,263,887	19,256	7,596

Agenda Item 5.3: Re-election of Thomas Woiwode

For	Against	Abstain
46,264,887	18,256	7,596

Agenda Item 6: Re-election of the Statutory Auditors

For	Against	Abstain
46,274,210	2,525	14,004

Agenda Item 7: Re-election of the Independent Proxy

For	Against	Abstain
46,272,767	1,743	16,229

Agenda Item 8: Compensation of the Board of Directors and the Executive Committee

Agenda Item 8.1: Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors

For	Against	Abstain
37,236,583	9,030,729	23,427

Agenda Item 8.2: Approval of the Maximum Aggregate Amount of Compensation of the Executive Committee

For	Against	Abstain
46,239,817	27,565	23,357

Agenda Item 9: Introduction of a Capital Range

For	Against	Abstain
31,513,219	14,754,233	23,287

Agenda Item 10: Increase of the Conditional Share Capital for Participation Programs

Agenda Item 10 was withdrawn.

Agenda Item 11: Amendments to the Articles of Association

Agenda Item 11.1: Share Certificates and Intermediated Securities, Share Register, Restrictions on Registration, Nominees

For	Against	Abstain
46,236,881	38,861	14,997

Agenda Item 11.2: Shareholder Rights, General Meeting of Shareholders, Notices and Communications

For	Against	Abstain
46,246,951	33,861	9,927

Agenda Item 11.3: Board of Directors, Compensation of the Executive Committee, Mandates Outside the Company

For	Against	Abstain
46,236,828	37,836	16,075

Agenda Item 11.4: Jurisdiction Clause

For	Against	Abstain
39,924,675	5,761,942	604,122

Based on the foregoing votes, the shareholders approved all of the proposals, whereas the proposal under Agenda Item 10 (Increase of the Conditional Share Capital for Participation Programs) was withdrawn and not voted on. The results were in line with the recommendations made by the Company’s board of directors.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-269450, 333-265546 and 333-264653) and the Company’s Registration Statements on Form S-8 (File Nos. 333-269451 and 333-255524).

Exhibits

1.1	Articles of Association, as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

June 2, 2023	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer